UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                             Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


              8 3/4% Series A Cumulative Redeemable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741444 301
             -------------------------------------------------------
                                 (CUSIP Number)


            Kathleen M. Hillan 4649 Morena Blvd., San Diego, CA 92117
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 16, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 741444 301                                       PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Price Family Charitable Fund
      95 3842468
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [*]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      San Diego, California - USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,055,080

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,055,080

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,055,080

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1,055,080 divided by 23,758,282 = 4.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00

--------------------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!

1.   SECURITY AND ISSUER

     Price Enterprises, Inc.
     8 3/4% Series A Cumulative Redeemable Preferred Stock
     Kathleen M. Hillan, Senior V.P. - Finance
     4649 Morena Blvd.
     San Diego, CA 92117




2.   IDENTITY AND BACKGROUND

     a) The Price Family Charitable Fund
     b) 7979 Ivanhoe Avenue, Suite 520
     La Jolla, CA 92037
     c) Private Foundation
     d) None
     e) None
     f) Private Foundation in United States




3.   SOURCE AND AMOUNT OF FUNDS

     All securities were received pursuant to a pro rata distribution by Price Enterprises of one share of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") for each share of common stock held by stockholders of record on July 30, 1998 (the "Distribution"). The Fund held 2,055,080 shares of common stock on the record date.


4.   PURPOSE OF TRANSACTION

     The Fund received the Series A Preferred Stock in a pro rata distribution to holders of common stock on July 30, 1998 and intends to hold the shares of Series A Preferred Stock for investment purposes only.

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (1,055,080 or 4.4%) is held as follows.

          -    1,055,080 shares by The Price Family Charitable Fund

     b) The power to vote and the power to dispose of such shares is as follows:

               Sole power to vote or direct the vote:             1,055,080

               Sole power to dispose or direct the disposition    1,055,080

     c) On August 17, 1998, the Price Family Charitable Fund received 2,055,080 shares of Series A Preferred Stock in the Distribution.

          On September 16, 1998, the Price Family Charitable Fund made a gift of 1,000,000 shares of Series A Preferred Stock to one charitable organization.

     d)   N/A

     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     For information regarding shares of Price Enterprises Common Stock beneficially owned by the Fund, see the separate 13D, as amended from time to time, regarding such ownership.

7.   EXHIBITS

     N/A


The Price Family Charitable Fund (the "Fund") is a private foundation. Certain directors of the Fund beneficially own Series A Preferred Stock of Price Enterprises, Inc; accordingly, in accordance with General Instruction C to
Schedule 13D, the information relating to such persons and responsive to Items 2-6 is set forth below.

The directors of the fund are Sol Price, Robert Price, Jim Cahill, Helen Price and Allison Price. The officers of the Fund are Mr. Robert Price, Vice President and Treasurer, Mr. Sol Price, Vice President, and Mr. Joseph Satz, Secretary. Each of the foregoing individuals disclaims membership in a group with the Fund.

Responses to Items 2-6 for Mr. Sol Price, Mr. Robert Price, Mr. Cahill and Mr. Joseph Satz are set forth below:

Mr. Sol Price and Ms. Helen Price

     Mr. Sol Price files a separate Schedule 13D. Ms. Helen Price is married to Mr. Sol Price.

Mr. Robert Price and Ms. Allison Price

     Mr. Robert Price files a separate Schedule 13D. Ms. Allison Price is married to Mr. Robert Price.

Mr. Cahill

     2.   IDENTITY AND BACKGROUND
          a)   Jim Cahill
          b)   7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
          c)   Executive Vice President, Price Entities
          d)   None
          e)   None
          f)   U.S. Citizen

     3.   SOURCE AND AMOUNT OF FUNDS: N/A

     4.   PURPOSE OF TRANSACTION: N/A

     5.   INTEREST IN SECURITIES OF THE ISSUER:

          Sole Voting Power: 86,250
          Shared Voting Power: 110,940 (As Co-Trustee)
                              1,055,080 (As a director of the Fund)

          Sole Dispositive Power: 86,250
          Shared Dispositive Power: 110,940 (As Co-Trustee)
                                   1,055,080 (As a director of the Fund)

     6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. Satz

     2.   IDENTITY AND BACKGROUND
          a)   Joseph Satz
          b)   7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
          c)   General Counsel, Price Enterprises, Inc.,
               4649 Morena Blvd., San Diego, CA 92117
          d)   None
          e)   None
          f)   U.S. Citizen


     3.   SOURCE AND AMOUNT OF FUNDS: N/A

     4.   PURPOSE OF TRANSACTION: N/A

     5.   INTEREST IN SECURITIES OF THE ISSUER:

          Sole Voting Power: 1,500
          Shared Voting Power: N/A

          Sole Dispositive Power: 1,500
          Shared Dispositive Power: N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        September 22, 1998            /s/ Sol Price
------------------------------------  ------------------------------------------
             DATE                     Sol Price - Director
                                      Price Family Charitable Fund